April 27, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Registrant:         Northwestern Mutual Variable Life Account (“Registrant”)

Subject:             Form N-6 Reg. File No. 333-36865 Post-Effective

                                         Amendment No. 14

                                    Reg. File No. 811-3989 Post-Effective

                                         Amendment No. 13

Commissioners:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Registrant, through its depositor The Northwestern Mutual Life Insurance Company, and Northwestern Mutual Investment Services, LLC, its principal underwriter (“Principal Underwriter”), hereby respectfully request that the enclosed Post-Effective Amendment be declared effective on May 1, 2006.

The Registrant and Principal Underwriter, by their signatures below, affirm that they are aware of their respective responsibilities under the Act in connection with the public offering of the securities identified in the Post-Effective Amendment.

Please address any questions or comments to Michael J. Mazza at 414-665-2052.

Very truly yours,

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT

By:         THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By:         /s/JOHN E. DUNN

                John E. Dunn

                Assistant General Counsel and

                    Assistant Secretary

NORTHWESTERN MUTUAL INVESTMENT SERVICES, LLC

By:         /s/MARK J. BACKE

                Mark J. Backe

                Secretary

cc:         Michael J. Mazza, Counsel

HOL03 269091 - VEL